Morgan, Lewis & Bockius

c/o 19th Floor,

Edinburgh Tower, The Landmark

15 Queen’s Road Central, Hong Kong

Direct: +852.3551.8500

Fax: +852.3006.4346

www.morganlewis.com

WRITER’S DIRECT LINE

+852.3551.8688

WRITER’S EMAIL

louise.liu@morganlewis.com

March 27, 2025

Confidential

Ms. Nasreen Mohammed

Ms. Lyn Shenk

Mr. Nicholas Nalbantian

Ms. Erin Jaskot

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Ten-League International Holdings Limited
Response to the Staff’s Comments on Amendment No. 10 to Registration Statement on Form F-1 Filed on March 17, 2025 File No. 333-275240

Dear Ms. Mohammed, Ms. Shenk, Mr. Nalbantian, Ms. Jaskot:

On behalf of our client, Ten-League International Holdings Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Securities and Exchange Commission (the “Commission”).

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s responses to the comments contained in the letter from the staff of the Commission (the “Staff”) dated March 26, 2025 on the Company’s Registration Statement filed on March 17, 2025.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Partners:
Edwin Luk, June Chan, Connie Cheung, Keith Cheung*#,

William Ho, David Liao, Charles Mo, Billy Wong and Yan Zeng

Registered Foreign Lawyers:

Eli Gao (New York), Maurice Hoo (California),

Alice Huang (California), Mathew Lewis (New York),

Louise Liu (New York), Vivien Yu (New South Wales),

and Ning Zhang (New York)

*China-Appointed Attesting Officer
#Notary Public of Hong Kong

19th Floor Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong	+852.3551.8500 +852.3006.4346

Amendment No. 10 to Registration Statement on Form F-1, Filed March 17, 2025

Business

Our Business Strategies

We intend to expand our engineering, procurement, construction and commissioning, or

EPCC, service for deploying..., page 75

1.	We note the removal of disclosure stating that you are undergoing the application for a “Certificate of Statutory Completion,” but have not replaced that language. Please confirm, if true, that you have now been granted your “Certificate of Statutory Completion.”

In response to the Staff’s comment, the Company has revised the disclosure on page 75 of the Registration Statement.

2.	Revise to update your discussion for the most recent fiscal year up to the date of the registration statement. Refer to Item 7.B. of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on pages 111,112 and 113 of the Registration Statement.

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852.3551.8688 or via email at louise.liu@morganlewis.com.

Very truly yours

By:	/s/ Louise Liu
Louise Liu
Partner

cc:

Jison Lim, Director and Chairman, Ten-League International Holdings Limited

Lim Boon Ping, Chief Financial Officer, Ten-League International Holdings Limited

Henry F. Schlueter, Esq., Schlueter & Associates, P.C.